March 30, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Stickel

Facsimile: (202) 772-9361

Re:	Long Beach Securities Corp.

Form S-3 Registration Statement (No. 333-131252)

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Long Beach Securities Corp., as Registrant, respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective on April 7, 2006, or as soon as practicable thereafter.

Please do not hesitate to call Mike Gamsky at (206) 389-4245 or the undersigned of the Registrant at (206) 377-8700 if you have any questions.

Sincerely,

LONG BEACH SECURITIES CORP.

/s/ David H. Zielke

David H. Zielke